SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]   Form 40-F   [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------



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                             ROBOGROUP'S T.E.K LTD.

6-K Items

1. RoboGroup T.E.K Ltd. Immediate Disclosure - Stock option plan for the Company's employees.


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                                                                          ITEM 1


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Securities Authority     Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.   54 Ahad Haam St.             Registrar of Companies
Jerusalem                Tel Aviv                     97 Jaffa Rd.
By fax: 02-6513940       By fax: 03-5105379           Jerusalem


Dear Sirs,

                              Immediate Disclosure



         Notice is hereby given that RoboGroup T.E.K. Ltd. (the "Company") had filed with the Israeli SEC a preliminary profile in accordance with the Securities Regulations (Particulars of Profile of Offering of Securities to Employees) (the "Regulations") in connection with a stock option plan for the Company's and its subsidiaries employees, who are residents of the State of Israel (the "Employees"). The plan is subject to approval of the Annual General Meeting of Shareholders to be held on December 10, 2002.

         According to the profile, the Company will issue to a trustee on behalf of approximately 100 Employees a total amount of up to 480,000 stock options.

         Each of the offeree Employees will be entitled to exercise the stock options issued on his or her behalf in five installments of 20% each, at the dates specified in the stock option plan, starting on January 1, 2004 and up to January 1, 2008, subject to the terms and conditions of the stock option plan.

         Each option will provide the right to purchase one ordinary share of the Company at NIS 0.5 par value, in consideration for payment in cash of the exercise price, which will be the mean between the highest and lowest quoted selling prices on the Nasdaq SmallCap Market at the date of actual allotment of the options.

         The Company will file a profile in accordance with the Regulations, subject to the approval of these proposals by the Annual General Meeting of Shareholders to be held on December 10, 2002.



RoboGroup T.E.K. Ltd.


Signed by: Ophra Levy-Mildworth
Corporate Secretary
Date of Signature: November 26, 2002







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ROBOGROUP T.E.K. LTD.
                                    --------------------
                                        (Registrant)




                                    By: /s/ Rafael Aravot
                                        ---------------------------------------
                                        Rafael Aravot
                                        Chief Executive Officer


Date: November 26, 2002